VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teucrium Commodity Trust (CIK 0001443075)

Post-Effective Amendment to Registration Statement 333-263293 (Accession No. 0001437749-23-009929) (“Amendment”)

Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Teucrium Trading, LLC, a Delaware limited liability company acting in its capacity as the sponsor of the Teucrium Commodity Trust (the “Trust”) (in such capacity, the “Sponsor”), hereby requests the immediate withdrawal of the Post-Effective Amendment to the Registration Statement referred to above (the “Amendment”) filed on April 11, 2023, together with all exhibits thereto.

The Amendment was filed inadvertently and duplicates a post-effective amendment previously filed by the Trust (Accession No. 0001437749-23-009928).

Thank you for your assistance in this matter.

Very truly yours,

TEUCRIUM TRADING, LLC

By:	/s/ Cory Mullen-Rusin
Name:	Cory Mullen-Rusin
Title:	Chief Financial Officer